MDU RESOURCES GROUP, INC.
       COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
    AND COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS


                               Twelve Months         Year
                                  Ended             Ended
                              March 31, 2004  December 31, 2003
                                    (In thousands of dollars)


Earnings Available for
  Fixed Charges:

Net Income (a)                   $171,655          $ 170,956

Income Taxes (b)                   93,887             93,751
                                  265,542            264,707

Rents (c)                           8,974              9,073

Interest (d)                       55,286             54,354

Total Earnings Available
  for Fixed Charges              $329,802          $ 328,134

Preferred Dividend Requirements  $    701          $     717

Ratio of Income Before Income
  Taxes to Net Income                153%               153%

Preferred Dividend Factor on
  Pretax Basis                      1,073              1,097

Fixed Charges (e)                  68,463             68,141

Combined Fixed Charges and
  Preferred Stock Dividends      $ 69,536          $  69,238

Ratio of Earnings to Fixed
  Charges                            4.8x               4.8x

Ratio of Earnings to
  Combined Fixed Charges
  and Preferred Stock Dividends      4.7x               4.7x


(a)  Net income excludes undistributed income for equity investees.

(b) Includes income tax benefits of $4,821 associated with the cumulative effect of accounting change for the twelve months ended December 31, 2003.

(c)  Represents interest portion of rents estimated at 33 1/3%.

(d) Represents interest, amortization of debt discount and expense on all indebtedness and amortization of interest capitalized, and excludes amortization of gains or losses on reacquired debt (which, under the Federal Energy Regulatory Commission Uniform System of Accounts, is classified as a reduction of, or increase in, interest expense in the Consolidated Statements of Income) and interest capitalized.

(e) Represents rents (as defined above), interest, amortization of debt discount and expense on all indebtedness, and excludes amortization of gains or losses on reacquired debt (which, under the Federal Energy Regulatory Commission Uniform System of Accounts, is classified as a reduction of, or increase in, interest expense in the Consolidated Statements of Income).